EXHIBIT 10.2

SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Second Amended and Restated Employment Agreement (this “Agreement”) is entered into as of January 22, 2013 (the “Effective Date”) between BLUELINX CORPORATION, a Georgia corporation (the “Company”), and Doug Goforth (“Executive”).

RECITALS:

WHEREAS, the Company and Executive entered into an Amended and Restated Employment Agreement dated January 21, 2011 (the “Prior Agreement”), pursuant to which Executive agreed to provide services to the Company and the Company agreed to provide certain compensation and benefits to Executive; and

WHEREAS, the Company and Executive mutually desire to amend and completely restate the Prior Agreement, to update the terms of Executive’s employment as the Senior Vice President, Chief Financial Officer and Treasurer of the Company.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Certain Definitions.  Certain words or phrases with initial capital letters not otherwise defined herein are to have the meanings set forth in Section 8.

2.             Employment.  The Company shall continue to employ Executive, and Executive accepts continued employment with the Company, as of the Effective Date, upon the terms and conditions set forth in this Agreement for the period beginning on the Effective Date and ending as provided in Section 5 (the “Employment Period”).

3.             Position and Duties.

(a)           During the Employment Period, Executive shall serve as the Senior Vice President, Chief Financial Officer and Treasurer of the Company and BlueLinx Holdings Inc. (“BHI”) and shall have the normal duties, responsibilities and authority of an executive serving in such position including those duties set forth on Exhibit A hereto, subject to the power of the Board of Directors of the Company (the “Company Board”) and the Board of Directors of BHI (the “BHI Board”), to provide oversight and direction with respect to such duties, responsibilities and authority, either generally or in specific instances.  The Executive also shall hold similar titles, offices and authority with BHI’s direct and indirect subsidiaries, as requested by the BHI Board from time to time, subject to the oversight and direction of the respective boards of directors of such entities.

(b)           During the Employment Period, Executive shall devote Executive’s reasonable best efforts and Executive’s full professional time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity) to the Business and affairs of the Company, BHI and their respective subsidiaries and affiliates.  Executive shall perform Executive’s duties and responsibilities to the best of Executive’s abilities in a diligent, trustworthy and business-like manner.  During the Employment Period, Executive shall not serve as a director or a principal of another company or any charitable or civic organization without the Company Board’s prior consent.  Notwithstanding the foregoing, during the Employment Period, Executive may render charitable and civic services, so long as such charitable and civic services do not materially interfere with Executive’s ability to discharge his duties hereunder.

(c)           Executive shall perform Executive’s duties and responsibilities with his principal office located in the Atlanta, Georgia metropolitan area.

4.             Compensation and Benefits.

(a)           Salary.  The Company agrees to pay Executive a salary during the Employment Period in installments based on the Company’s payroll practices as may be in effect from time to time.  The Executive’s salary shall be at the rate of $425,000 per year (“Base Salary”).  The Base Salary shall be reviewed at least annually and may be increased at the sole discretion of the BHI Board or the Compensation Committee of the BHI Board.  As a result of such review, the Executive’s Base Salary may be increased, but not decreased.

(b)           Annual Bonus and Long Term Incentive Compensation.

(i)           Executive shall be eligible to receive an annual bonus, with the annual bonus potential to be between 65% of Base Salary (i.e., 65% upon achievement of annual “target” performance goals) and a maximum of 130% of Base Salary (i.e., 130% upon achievement of annual “maximum” performance goals), with the “target” and “maximum” based upon satisfaction of performance goals and bonus criteria to be defined and approved by the Compensation Committee of the BHI Board in advance for each fiscal year (the “Target Bonus”).  The Company shall pay any such annual bonus earned to Executive in accordance with the terms of the applicable bonus plan, but in no event later than March 15 of the calendar year following the calendar year in which such bonus is earned and vested.

(ii)          During the Employment Period, Executive will be eligible to participate in long term incentive programs of the Company and BHI now or hereafter made available to senior executives, in accordance with the provisions thereof as in effect from time to time, and as deemed appropriate by the Compensation Committee to be applicable to this position.

(c)           Expense Reimbursement.  The Company shall reimburse Executive for all reasonable expenses incurred by Executive during the Employment Period in the course of performing Executive’s duties under this Agreement in accordance with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses, and subject to the Company’s requirements applicable generally with respect to reporting and documentation of such expenses and subject to the Reimbursement Rules.  In order to be entitled to expense reimbursement, the Executive must be employed as Senior Vice President, Chief Financial Officer and Treasurer on the date the Executive incurred the expense.

(d)           Standard Executive Benefits Package.  Executive is entitled during the Employment Period to participate, on the same basis as the Company’s other senior executives, in the Company’s Standard Executive Benefits Package.  The Company’s “Standard Executive Benefits Package” means those benefits (including insurance, vacation and other benefits, but excluding, except as hereinafter provided in Section 6, any severance pay program or policy of the Company) for which substantially all of the executives of the Company are from time to time generally eligible, as determined from time to time by the Board.  Executive is entitled to credit for his prior years of service with the Company.  A summary of such benefits available to Executive as in effect on the date of this Agreement is attached hereto as Exhibit B.

(e)           Additional Compensation/Benefits.  The Compensation Committee of the BHI Board, in its sole discretion, will determine any compensation or benefits to be provided to Executive during the Employment Period other than as set forth in this Agreement, including, without limitation, any future grant of stock options or other equity awards.

(f)           Disgorgement of Compensation.  If BHI or the Company is required to prepare an accounting restatement due to material noncompliance by BHI or the Company, as a result of misconduct, with any financial reporting requirement under the federal securities laws, to the extent required by law Executive will reimburse the Company for (i) any bonus or other incentive-based or equity-based compensation received by Executive from the Company (including such compensation payable in accordance with this Section 4 and Section 6) during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission (whichever first occurs) of the financial document embodying that financial reporting requirement; and (ii) any profits realized by Executive from the sale of BHI’s securities during that 12-month period.

5.             Employment Period.

(a)           Subject to subsection 5(b), the Employment Period will commence on the Effective Date and will continue until, and will end upon January 22, 2015 (the “Initial Term”).  The Agreement shall automatically be extended for successive one year terms (each, a “Renewal Term”), unless either party shall have given the other written notice of non-extension at least 90 days prior the expiration of the Initial Term or any Renewal Term.

(b)           Notwithstanding subsection 5(a), the Employment Period will end upon the first to occur of any of the following events: (i) Executive’s death; (ii) the Company’s termination of Executive’s employment on account of Disability; (iii) the Company’s termination of Executive’s employment for Cause (a “Termination for Cause”); (iv) the Company’s termination of Executive’s employment without Cause (a “Termination without Cause”); (v) Executive’s termination of Executive’s employment for Good Reason (a “Termination for Good Reason”); or (vi) Executive’s termination of Executive’s employment for any reason other than Good Reason (a “Voluntary Termination”).

(c)           Any termination of Executive’s employment under subsection 5(b) (other than 5(b)(i)) must be communicated by a Notice of Termination delivered by the Company or Executive, as the case may be, to the other party.

(d)           Executive will be deemed to have waived any right to a Termination for Good Reason based on the occurrence or existence of a particular event or circumstance constituting Good Reason unless Executive delivers a Notice of Termination within 90 days from the date Executive first became aware of the event or circumstance.

6.             Post-Employment Period Payments.

(a)           Except as otherwise provided in subsection 6(c) below, at the Date of Termination, regardless of the reason for termination of employment, Executive will be entitled to (i) any Base Salary that has accrued but is unpaid, any annual bonus that has been earned for the fiscal year prior to the year in which the Date of Termination occurs, but is unpaid, any reimbursable expenses that have been incurred but are unpaid, and any unexpired vacation days that have accrued under the Company’s vacation policy but are unused, as of the end of the Employment Period, which amount shall be paid in a lump sum in cash within 30 days of the Date of Termination in accordance with the Reimbursement Rules, where applicable, (ii) any plan benefits that by their terms extend beyond termination of Executive’s employment (but only to the extent provided in any such benefit plan in which Executive has participated as a Company employee and excluding, except as hereinafter provided in Section 6, any Company severance pay program or policy) and (iii) any benefits to which Executive is entitled in accordance with Part 6 of Subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended (“COBRA”).  Except as specifically described in this subsection 6(a) and in the succeeding subsections of this Section 6 (under the circumstances described in those succeeding subsections), from and after the Date of Termination Executive shall cease to have any rights to salary, bonus, expense reimbursements or other benefits from the Company, BHI or any of their subsidiaries or affiliates.

(b)           If Executive’s employment terminates on account of Executive’s death, Disability, Voluntary Termination, Termination for Cause or the end of the Employment Period in accordance with subsection 5(a), the Company will make no further payments to Executive except as contemplated in subsection 6(a).

(c)           If Executive’s employment terminates on account of a Termination without Cause or a Termination for Good Reason, Executive shall be entitled to the following:

(i)           payment equal to one (1) time the Executive’s annual Base Salary in effect immediately prior to the Date of Termination, plus one (1) time the cash bonus amount equal to the Target Bonus set forth in clause (iii) of subsection 4(c) hereof, payable in twelve equal monthly installments commencing on the earlier to occur of the first business day of the seventh month after the Date of Termination or Executive’s death;

(ii)          automatic vesting of all unvested restricted stock grants and performance share awards effective as of the Date of Termination;

(iii)         a lump sum payment, payable on the earlier to occur of the first business day of the seventh month after the Date of Termination or Executive’s death, in cash in an amount equal to the contributions the Company would have made (excluding any salary reduction contributions pursuant to an election of the Executive) for the benefit of the Executive to the Company’s qualified salaried 401(k) plan (if the Company is making matching contributions or other contributions to the salaried 401(k) plan at the time of the Executive’s termination), assuming (i) the Executive continued as an employee of the Company for a period of one year beginning on the Executive’s Date of Termination, and (ii) the Executive during such period contributed six percent of his base salary (as in effect immediately prior to the Date of Termination) to the 401(k) plan;

(iv)         continued participation in the Company’s medical and dental plans, on the same basis as active employees participate in such plans, until the earlier of (i) Executive’s eligibility for any such coverage under another employer’s or any other medical or dental insurance plans or (ii) the first anniversary of the Date of Termination; except that in the event that participation in any such plan is barred, the Company shall reimburse Executive on a monthly basis in accordance with the Reimbursement Rules for any premiums paid by Executive to obtain benefits (for Executive and his dependents) equivalent to the benefits he is entitled to receive under the Company’s benefit plans.  Executive agrees that the period of coverage under such plans (or the period of reimbursement if participation is barred) shall count against the plans’ obligation to provide continuation coverage pursuant to COBRA;

(v)          up to $25,000 in aggregate outplacement services to be used within one year of the Date of Termination, the scope and provider of which shall be selected by Executive in his sole discretion; and

(vi)         to the extent not theretofore paid or provided, any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”).

(d)          The Company shall have no obligation to make any payments in accordance with subsection 6(c) if Executive declines to sign and return a Release Agreement or revokes the Release Agreement within the time provided in the Release Agreement.  In no event shall the Release Agreement release any claim for indemnification by the Company or amounts and benefits set forth in subsection 6(a) hereof.

(e)          Executive is not required to mitigate the amount of any payment or benefit provided for in this Agreement by seeking other employment or otherwise.

7.             Competitive Activity; Confidentiality; Non-solicitation.

(a)           Confidential Information.

(i)           The Executive shall hold in a fiduciary capacity for the benefit of the Company and BHI all Confidential Information and Trade Secrets.  During his employment with the Company and for a period of five years following the termination of the Executive’s employment for any reason, the Executive shall not, without the prior written consent of the Company or BHI or as may otherwise be required by law or legal process, communicate or divulge Confidential Information; provided, however, that if the Confidential Information is deemed a trade secret under Georgia law, then the period for nondisclosure shall continue for the applicable period under Georgia Trade Secret laws in effect at the time of Executive’s termination.  In addition, except as necessary to perform his duties for the Company, during Executive’s employment and thereafter for the applicable period under Georgia Trade Secret laws in effect at the time of Executive’s termination, Executive will not, directly or indirectly, transmit or disclose any Trade Secrets to any person or entity, and will not, directly or indirectly, make use of any Trade Secrets, for himself or herself or any other person or entity, without the express written consent of the Company.  This provision will apply for so long as a particular Trade Secret retains its status as a trade secret under applicable law.  The protection afforded to Trade Secrets and/or Confidential Information by this Agreement is not intended by the parties hereto to limit, and is intended to be in addition to, any protection provided to any such information under any applicable federal, state or local law.

(ii)          All files, records, documents, drawings, specifications, data, computer programs, customer or vendor lists, specific customer or vendor information, marketing techniques, business strategies, contract terms, pricing terms, discounts and management compensation of the Company, BHI or any of their respective subsidiaries and affiliates, whether prepared by the Executive or otherwise coming into the Executive’s possession, shall remain the exclusive property of the Company, BHI or any of their respective subsidiaries and affiliates, and the Executive shall not remove any such items from the premises of the Company, BHI or any of their respective subsidiaries and affiliates, except in furtherance of the Executive’s duties.

(iii)         It is understood that while employed by the Company, the Executive will promptly disclose to the Company in writing, and assign to the Company the Executive’s interest in any invention, improvement, copyrightable material or discovery made or conceived by the Executive, either alone or jointly with others, which arises out of the Executive’s employment (“Executive Invention”).  At the Company’s request and expense, the Executive will reasonably assist the Company, BHI or any of their respective subsidiaries and affiliates during the period of the Executive’s employment by the Company and thereafter in connection with any controversy or legal proceeding relating to an Executive Invention and in obtaining domestic and foreign patent or other protection covering an Executive Invention.  As a matter of record, Executive hereby states that he or she has provided below a list of all unpatented inventions in which Executive owns all or partial interest.  Executive agrees not to assert any right against BHI with respect to any invention which is not patented or which is not listed.

(iv)         As requested by the Company and at the Company’s expense, from time to time and upon the termination of the Executive’s employment with the Company for any reason, the Executive will promptly deliver to the Company, BHI or any of their respective subsidiaries and affiliates all copies and embodiments, in whatever form, of all Confidential Information in the Executive’s possession or within his control (including, but not limited to, memoranda, records, notes, plans, photographs, manuals, notebooks, documentation, program listings, flow charts, magnetic media, disks, diskettes, tapes and all other materials containing any Confidential Information) irrespective of the location or form of such material.  If requested by the Company, the Executive will provide the Company with written confirmation that all such materials have been delivered to the Company as provided herein.

(b)           Non-Solicitation.  During his employment with the Company and for a period of one year following the termination of the Executive’s employment for any reason, the Executive shall not solicit or attempt to solicit, (a) any party who is a customer of the Company, BHI or any of their respective subsidiaries and affiliates and with which the Executive had contact while employed with the Company, for the purpose of marketing, selling or providing to any such party any services or products offered by the Company, BHI or any of their respective subsidiaries and affiliates to such customer other than general solicitations to the public and not directed specifically at a customer of the Company, (b) any party who is a vendor of the Company, BHI or any of their respective subsidiaries and affiliates to sell similar products and with which the Executive had contact while employed with the Company or (c) any employee of the Company, BHI or any of their respective subsidiaries and affiliates to terminate such employee’s employment relationship with the Company, BHI and any of their respective subsidiaries and affiliates in order, in either case, to enter into a similar relationship with the Executive, or any other person or any entity in competition with the Company, BHI or any of their respective subsidiaries and affiliates (other than with respect to general employment solicitations to the public and not directed specifically at employees of the Company, BHI and any of their respective subsidiaries and affiliates).

(c)           Non-Competition. During Executive’s employment by the Company and, if the Executive is terminated pursuant to Section 6(c) or in the event of Executive’s Voluntary Termination, for a period of one year following the termination of the Executive’s employment (the “Restricted Period”), the Executive shall not render services substantially the same as the services rendered by Executive to the Company to any person or entity that engages in or owns, invests in, operates, manages or controls any venture or enterprise which engages or proposes to engage in the building products distribution business in the United States (the “Business”).  Notwithstanding anything to the  contrary herein, during the Restricted Period, in no event shall Executive render services substantially the same as the services rendered by Executive to the Company to the Company’s competitors listed on Exhibit C hereto or any of their subsidiaries or affiliates.  Notwithstanding the foregoing, nothing in this Agreement shall prevent the Executive from owning for passive investment purposes not intended to circumvent this Agreement, less than five percent (5%) of the publicly traded voting securities of any company engaged in the Business (so long as the Executive has no power to manage, operate, advise, consult with or control the competing enterprise and no power, alone or in conjunction with other affiliated parties, to select a director, manager, general partner, or similar governing official of the competing enterprise other than in connection with the normal and customary voting powers afforded the Executive in connection with any permissible equity ownership).

(d)           Remedies; Specific Performance.  The parties acknowledge and agree that the Executive’s breach or threatened breach of any of the restrictions set forth in this Section 7 will result in irreparable and continuing damage to the Company, BHI and their respective subsidiaries and affiliates for which there may be no adequate remedy at law and that the Company and BHI shall be entitled to equitable relief, including specific performance and injunctive relief as remedies for any such breach or threatened or attempted breach.  The Executive hereby consents to the grant of an injunction (temporary or otherwise) against the Executive or the entry of any other court order against the Executive prohibiting and enjoining him from violating, or directing him to comply with any provision of this Section 7.  The Executive also agrees that such remedies shall be in addition to any and all remedies, including damages, available to the Company and BHI against him for such breaches or threatened or attempted breaches.  In addition, without limiting the remedies of the Company and BHI for any breach of any restriction on the Executive set forth in this Section 7, except as required by law, the Executive shall not be entitled to any payments set forth in Section 6 hereof if the Executive materially breaches the covenant applicable to the Executive contained in this Section 7 and the Company, BHI  and their respective subsidiaries and affiliates will have no obligation to pay any of the amounts that remain payable by the Company under Section 6.

(e)           Communication of Contents of Agreement.  During Executive’s employment and for one year thereafter, Executive will communicate his obligations under this Section 7 to any person, firm, association, partnership, corporation or other entity which Executive intends to be employed by, associated with, or represent.

(f)           The existence of any claim, demand, action or cause of action of Executive against the Company, whether predicated upon this Agreement or otherwise, is not to constitute a defense to the Company’s enforcement of any of the covenants or agreements contained in Section 7.  The Company’s rights under this Agreement are in addition to, and not in lieu of, all other rights the Company may have at law or in equity to protect its confidential information, trade secrets and other proprietary interests.

(g)           Extension.  If a court of competent jurisdiction finally determines that Executive has violated any of Executive’s obligations under this Section 7, then the period applicable to those obligations is to automatically be extended by a period of time equal in length to the period during which those violations occurred.

8.             Definitions.

(a)           “Cause” means, as determined by the BHI Board in good faith:

(i)           a Material Breach of the duties and responsibilities of Executive, which has not ceased within ten (10) business days after a written demand for substantial performance is delivered to the Executive by the Company, which demand identifies with particularity the manner in which the Company believes that the Executive has Materially Breached such duties and responsibilities;

(ii)          Executive’s (x) conviction of or plea of nolo contendere to a felony or (y) conviction of or plea of nolo contendere to any misdemeanor involving willful misconduct (other than minor violations such as traffic violations) if such misdemeanor causes material damage to the property, business or reputation of BHI or the Company;

(iii)         acts of dishonesty by Executive resulting or intending to result in personal gain or enrichment at the expense of the Company, BHI or their respective subsidiaries and affiliates;

(iv)         Executive’s Material Breach of any provision of this Agreement, which has not ceased within ten (10) business days after a written demand for substantial performance is delivered to the Executive by the Company, which demand identifies with particularity the provision of this Agreement which the Executive has Materially Breached and the circumstances giving rise to such breach;

(v)          Executive’s failure to follow the lawful written directions of the Company Board or the BHI Board, which has not ceased within ten (10) business days after a written demand for substantial performance is delivered to the Executive by the Company, which demand identifies with particularity written directions which the Company believes that the Executive has not followed;

(vi)        conduct by Executive in connection with his duties hereunder that is fraudulent, unlawful or willful and materially injurious to the Company, BHI or their respective subsidiaries and affiliates;

(vii)        Executive’s engagement in habitual insobriety or the use of illegal drugs or substances;

(viii)       Executive’s failure to cooperate fully, or failure to direct the persons under Executive’s management or direction, or employed by, or consultants or agents to, the Company (or its subsidiaries and affiliates) to cooperate fully, with all corporate investigations or independent investigations by the Board or the BHI Board, all governmental investigations of the Company or its subsidiaries and affiliates, and all orders involving Executive or the Company (or its subsidiaries and affiliates) entered by a court of competent jurisdiction, which has not ceased within ten (10) business days after a written demand is delivered to the Executive by the Company, which demand identifies with particularity the manner in which the Company believes that the Executive failed to cooperate or to direct such others to cooperate;

(ix)          Executive’s material and willful violation of BHI’s Code of Conduct (including as applicable to senior financial officers), or any successor codes;

(x)           Executive’s engagement in activities prohibited by Section 7; or

(xi)         Notwithstanding the foregoing, no termination of the Executive’s employment shall be for “Cause” until (a) there shall have been delivered to the Executive a copy of a written notice setting forth the basis for such termination in reasonable detail, and (b) the Executive shall have been provided an opportunity to be heard in person by the BHI Board (with the assistance of the Executive’s counsel if the Executive so desires).  No act, or failure to act, on the Executive’s part shall be considered “willful” unless the Executive has acted or failed to act with a lack of good faith and with a lack of reasonable belief that the Executive’s action or failure to act was in the best interests of the Company.  Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the BHI Board or the Company Board or based upon the advice of counsel for BHI or the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.  Any termination of the Executive’s employment by the Company hereunder shall be deemed to be a termination other than for Cause unless it meets all requirements of this Section 8(a)(xi).

(b)           “Confidential Information” means knowledge or data relating to the Company, BHI or any of their respective subsidiaries and affiliates, and their respective businesses that is not generally known to persons not employed by the Company, BHI or any of their respective subsidiaries and affiliates, is not generally disclosed by the Company, BHI or any of their respective subsidiaries and affiliates, and is the subject of reasonable efforts to keep it confidential.  Confidential Information includes, but is not limited to, information regarding product or service cost or pricing, information regarding personnel allocation or organizational structure, information regarding the business operations or financial performance of the Company, BHI or any of their respective subsidiaries and affiliates, sales and marketing plans, and strategic initiatives (independent or collaborative), information regarding existing or proposed methods of operation, current and future development and expansion or contraction plans, sale/acquisition plans and non-public information concerning the legal or financial affairs of the Company, BHI or any of their respective subsidiaries and affiliates.  Confidential Information does not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of the Company, BHI or any of their respective subsidiaries and affiliates.  This definition is not intended to limit any definition of confidential information or any equivalent term under applicable federal, state or local law.

(c)           “Date of Termination” means (i) if Executive’s employment is terminated by the Company for Disability, 30 days after the Company gives Notice of Termination to Executive (provided that Executive has not returned to the performance of Executive’s duties on a full-time basis during this 30-day period), (ii) if Executive’s employment is terminated by Executive for Good Reason, the date specified in the Notice of Termination (but in no event prior to 30 days following the delivery of the Notice of Termination), and (iii) if Executive’s employment is terminated by the Company for any other reason, the date on which a Notice of Termination is given; except that if within 30 days after any Notice of Termination is given to Executive by the Company, Executive notifies the Company that a dispute exists concerning the termination, the Date of Termination is to be the date the dispute is finally determined, whether by mutual written agreement of the parties or upon final judgment, order or decree of a court of competent jurisdiction (the time for appeal thereof having expired and no appeal having been perfected).  A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A.

(d)           “Disability” means the determination by the Company, in accordance with applicable law, based on information provided by a physician selected by the Company or its insurers and reasonably acceptable to Executive or Executive’s legal representative that, as a result of a physical or mental injury or illness, Executive has been unable to perform the essential functions of his job with or without reasonable accommodation for a period of (i) 90 consecutive days or (ii) 180 days in any one-year period.  Notwithstanding the foregoing, in the event that as a result of absence because of mental or physical incapacity the Executive incurs a “separation from service” within the meaning of the term under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), the Executive shall on such date automatically be terminated from employment because of Disability.

(e)           “Good Reason” means, without the consent of Executive, (A) the assignment to Executive of any duties inconsistent in any material adverse respect with Executive’s position (including offices, titles and reporting requirements), authority, duties or responsibilities immediately following the Effective Date, or any other action by the Company which results in a material diminution in such position, authority, duties or responsibilities; (B) a reduction by the Company in Executive’s Base Salary, bonus opportunity or benefits, other than pursuant to a reduction generally applicable to senior executives of the Company; (C) the Company’s requiring Executive to be based at any office or location outside of the metropolitan area of Atlanta, Georgia; or (D) any failure by the Company to comply with and satisfy the requirements for any assignment of its rights and obligations under Section 13.  Notwithstanding the foregoing, “Good Reason” shall not be deemed to exist for purposes of (A) through (D) if the event or circumstances are rescinded or remedied by the Company within thirty (30) days after receipt of notice thereof given by Executive.

(f)           “Material Breach” means an intentional act or omission by Executive which constitutes substantial non-performance of Executive’s obligations under this Agreement and causes material damage to the Company.

(g)           “Notice of Termination” means a written notice that indicates those specific termination provisions in this Agreement relied upon and that sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated.  For purposes of this Agreement, no purported termination by either party is to be effective without a Notice of Termination.

(h)           “Reimbursement Rules” means the requirement that any amount of expenses eligible for reimbursement under this Agreement be made (i) in accordance with the reimbursement payment date set forth in the applicable provision of the Agreement providing for the reimbursement or (ii) where the applicable provision does not provide for a reimbursement date, thirty (30) calendar days following the date on which Executive incurs the expense, but, in each case, no later than December 31 of the year following the year in which the Executive incurs the related expenses; provided, that in no event shall the reimbursements or in-kind benefits to be provided by the Company in one taxable year affect the amount of reimbursements or in-kind benefits to be provided in any other taxable year, nor shall the Executive’s right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit.

(i)            “Release Agreement” means an agreement, substantially in a form approved by the Company, pursuant to which Executive releases all current or future claims, known or unknown, arising on or before the date of the release against the Company, its subsidiaries and its officers which relate to the Executive’s employment by the Company.

(j)            “Standard Executive Benefits Package” means those benefits (including, without limitation, retirement, insurance and other welfare benefits, but excluding, except as provided in Section 6, any severance pay program or policy of the Company) for which substantially all of the Company’s senior executives are from time to time generally eligible, as determined from time to time by the Board.

(k)           “Trade Secrets” means all secret, proprietary or confidential information regarding the Company, BHI or any of their respective subsidiaries and affiliates or that meets the definition of “trade secrets” within the meaning set forth in O.C.G.A. § 10-1-761.

9.             Executive Representations.  Executive represents to the Company that (a) the execution, delivery and performance of this Agreement by Executive does not and will not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Executive is a party or by which Executive is bound, (b) Executive is not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any other person or entity and (c) upon the execution and delivery of this Agreement by the Company, this Agreement will be the valid and binding obligation of Executive, enforceable in accordance with its terms.

10.           Withholding of Taxes.  The Company shall withhold from any amounts payable under this Agreement all federal, state, city or other taxes that the Company is required to withhold under any applicable law, regulation or ruling.

11.           Section 409A.

(a)           Notwithstanding any provisions of this Agreement to the contrary, if the Executive is a “specified employee” (within the meaning of Section 409A  and determined pursuant to procedures adopted by the Company) at the time of his separation from service (within the meaning of Section 409A) and if any portion of the payments or benefits to be received by the Executive upon separation from service would be considered deferred compensation under Section 409A, amounts that would otherwise be payable pursuant to this Agreement during the six-month period immediately following the Executive’s separation from service (the “Delayed Payments”) and benefits that would otherwise be provided pursuant to this Agreement (the “Delayed Benefits”) during the six-month period immediately following the Executive’s separation from service (such period, the “Delay Period”) shall instead be paid or made available on the earlier of (i) the first business day of the seventh month following the date of the Executive’s separation from service or (ii) Executive’s death (the applicable date, the “Permissible Payment Date”).  The Company shall also reimburse the Executive for the after-tax cost incurred by the Executive in independently obtaining any Delayed Benefits (the “Additional Delayed Payments”).

(b)           With respect to any amount of expenses eligible for reimbursement under Section 6(a), such expenses shall be reimbursed by the Company within thirty (30) calendar days following the date on which the Company receives the applicable invoice from the Executive but in no event later than December 31 of the year following the year in which the Executive incurs the related expenses; provided, that with respect to reimbursement relating to the Additional Delayed Payments, such reimbursement shall be made on the Permissible Payment Date.  In no event shall the reimbursements or in-kind benefits to be provided by the Company in one taxable year affect the amount of reimbursements or in-kind benefits to be provided in any other taxable year, nor shall the Executive’s right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit.

(c)           Each payment under this Agreement shall be considered a “separate payment” and not of a series of payments for purposes of Section 409A.

(d)           Any Delayed Payments shall bear interest at the United States 5-year Treasury Rate plus 2%, which accumulated interest shall be paid to the Executive on the Permissible Payment Date.

12.           Excess Parachute Payments.

(a)           In the event that it shall be determined, based upon the advice of the independent public accountants for BHI or the Company (the “Accountants”), that any payment, benefit or distribution by the Company, BHI or any of their respective subsidiaries or affiliates (a “Payment”) constitute “parachute payments” under Section 280G(b)(2) of the Code, as amended, then, if the aggregate present value of all such Payments (collectively, the “Parachute Amount”) exceeds 2.99 times the Executive’s “base amount”, as defined in Section 280G(b)(3) of the Code (the “Executive Base Amount”), the amounts constituting “parachute payments” which would otherwise be payable to or for the benefit of Executive shall be reduced to the extent necessary so that the Parachute Amount is equal to 2.99 times the Executive Base Amount (the “Reduced Amount”); provided that such amounts shall not be so reduced if the Executive determines, based upon the advice of the Accountants, that without such reduction Executive would be entitled to receive and retain, on a net after tax basis (including, without limitation, any excise taxes payable under Section 4999 of the Code), an amount which is greater than the amount, on a net after tax basis, that the Executive would be entitled to retain upon his receipt of the Reduced Amount.

(b)           If the determination made pursuant to clause (a) of this Section 12 results in a reduction of the payments that would otherwise be paid to Executive except for the application of clause (a) of this Section 12, Executive may then elect, in his sole discretion, which and how much of any particular entitlement shall be eliminated or reduced and shall advise the Company in writing of his election within ten days of the determination of the reduction in payments.  If no such election is made by Executive within such ten-day period, the Company may elect which and how much of any entitlement shall be eliminated or reduced and shall notify Executive promptly of such election.

(c)           As a result of the uncertainty in the application of Section 280G of the Code at the time of a determination hereunder, it is possible that payments will be made by the Company which should not have been made under clause (a) of this Section 12 (“Overpayment”) or that additional payments which are not made by the Company pursuant to clause (a) of this Section 12 should have been made (“Underpayment”).  In the event that there is a final determination by the Internal Revenue Service, or a final determination by a court of competent jurisdiction, that an Overpayment has been made, any such Overpayment shall be repaid by Executive to the Company together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code.  In the event that there is a final determination by the Internal Revenue Service, a final determination by a court of competent jurisdiction or a change in the provisions of the Code or regulations pursuant to which an Underpayment arises, any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive, together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code.

13.           Successors and Assigns.  This Agreement is to bind and inure to the benefit of and be enforceable by Executive, the Company and their respective heirs, executors, personal representatives, successors and assigns, except that neither party may assign any rights or delegate any obligations hereunder without the prior written consent of the other party.  Executive hereby consents to the assignment by the Company of all of its rights and obligations under this Agreement to any successor to the Company by merger or consolidation or purchase of all or substantially all of the Company’s assets, provided that the transferee or successor assumes the Company’s liabilities under this Agreement by agreement in form and substance reasonably satisfactory to Executive.

14.           Survival.  Subject to any limits on applicability contained therein, Section 7 will survive and continue in full force in accordance with its terms notwithstanding any termination of the Employment Period.

15.           Choice of Law.  This Agreement is to be governed by the internal law, and not the laws of conflicts, of the State of Georgia.

16.           Severability.  Whenever possible, each provision of this Agreement is to be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, that invalidity, illegality or unenforceability is not to affect any other provision or any other jurisdiction, and this Agreement is to be reformed, construed and enforced in the jurisdiction as if the invalid, illegal or unenforceable provision had never been contained herein.

17.           Notices.  Any notice provided for in this Agreement is to be in writing and is to be either personally delivered, sent by reputable overnight carrier or mailed by first class mail, return receipt requested, to the recipient at the address indicated as follows:

Notices to Executive:

To the address listed in the personnel records of the Company.

Notices to the Company:

BlueLinx Corporation
4300 Wildwood Parkway
Atlanta, Georgia 30339
Attention: Legal Department
Facsimile: (770) 953-7008

or any other address or to the attention of any other person as the recipient party shall have specified by prior written notice to the sending party.  Any notice under this Agreement is to be deemed to have been given when so delivered, sent or mailed.

18.           Amendment and Waiver.  The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement is to affect the validity, binding effect or enforceability of this Agreement.

19.           Complete Agreement.  This Agreement embodies the complete agreement and understanding between the parties with respect to the subject matter hereof and effective as of its date supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, that may have related to the subject matter hereof in any way, including, but not limited to, any prior agreements with respect to Executive’s employment or termination of employment with the Company.

20.           Counterparts.  This Agreement may be executed in separate counterparts, each of which are to be deemed to be an original and both of which taken together are to constitute one and the same agreement.

21.           Attorney’s Fees.  In the event that Executive substantially prevails on at least one substantive issue in any dispute in connection with this Agreement, Executive  shall be entitled to recover all attorneys’ fees, costs and disbursements incurred by Executive in connection with such dispute.  “Substantially prevailing”, within the meaning of this Section 21, includes Executive’s agreement to dismiss any proceeding upon the Company’s payment of the sums allegedly due or performance of the covenants allegedly breached.

22.           Mediation and Arbitration.  Any controversy or claim arising out of or relating to this contract, or the breach thereof, if said dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle such dispute by mediation under the Commercial Mediation Rules of the American Arbitration Association before resorting to arbitration.  The place of mediation shall be Atlanta, Georgia.  If the parties cannot reach resolution for such dispute in mediation, such dispute shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association.  The place of arbitration shall be Atlanta, Georgia.  Judgment upon the award rendered by the arbitrator may be entered only in a state court of Fulton County, Georgia, or the federal court for the Northern District of Georgia.  The parties agree that such shall be a proper forum in which to adjudicate such case or controversy and the parties consent to waive any objection to the jurisdiction or venue of such court(s).  The Employer and the Executive agree to share equally the fees and expenses associated with the arbitration proceedings.

Executive initials: HDG	Representative of Company initials: GJ

[ SIGNATURE PAGE TO FOLLOW ]

The parties are signing this Agreement as of the date stated in the introductory clause.

BLUELINX CORPORATION

By:	/s/ George R. Judd
Name: George R. Judd
Title: President & CEO

EXECUTIVE

/s/ H. Douglas Goforth
H. Douglas Goforth

LIST OF UNPATENTED INVENTIONS

Executive represents that he or she has no such inventions by initialing below next to the word “NONE.”

NONE:	HDG

EXHIBIT A

EXECUTIVE’S DUTIES

Position Purpose Summary:
Executive team member, fully responsible for driving the assessment, planning and execution of plans for the Supply Chain organization. Develops and runs the required end-to-end product supply chain capabilities in alignment with cost, customer expectation, quality, reliability and other key company deliverables. Oversees operations and coordination between facilities to maintain best-in-class service levels, optimized inventory management and efficiently utilized manufacturing resources. Improves existing business systems and processes by working effectively across all functions, facilities and suppliers. Provides direction and leadership in the continuing roll-out of the company’s articulated goals, values, vision and culture while encouraging aggressive and prudent risk-oriented business activities by leaders and employees across the company.
KEY TASKS / RESPONSIBILITIES
▪	Understands the company’s vision, mission, and strategy; understands business unit objectives and sets/accomplishes individual performance goals accordingly..
▪	Establishes personal credibility with the executive team and leaders throughout the organization, through a deep understanding of the business and strategic levers.
▪	Partners with senior leadership team to build support for Supply Chain strategy and ensures alignment with overall business plans.
▪	Develops and executes strategies and contracts to manage the Company’s spend in critical areas involving supply, operations and maintenance.
▪	Oversees and improves national and international procurement strategies and optimize cost savings, delivery and services.
▪	Ensures a system is in place that identifies and mitigates various supply chain risks. Ensures there is a robust process in place to ensure the company’s supplier business practices policies are enforced.
▪	Establishes, measures, and monitors key metrics to evaluate the effectiveness of the Supply Chain organization. Monitors core supply chain performance, including delivery against product and service level agreements and cost objectives.
▪
Leads team; selects/hires; develops objectives; coaches and evaluates performance.  Ensures direct reports obtain applicable training and development opportunities to enhance performance, development, and contributions to the company.  Holds direct reports accountable for individual and team performance.  Addresses performance issues appropriately and timely.

EXHIBIT B

EXECUTIVE BENEFITS PACKAGE

The following benefits will be provided as for other salaried employees

Salaried 401(k) Plan
Medical and Dental Insurance

The following benefits will be provided to Doug Goforth:

●	Life Insurance - $825,000.00
●	Executive PAI - $250,000.00
●	Annual auto allowance - $7,500.00
●	Annual physical - up to $2,500.00
●	Annual Country Club dues allowance - up to $6,000.00
●	Annual Financial advisor fees - up to $3,500.00
                                ●      Four weeks vacation

EXHIBIT C

COMPANY’S COMPETITORS

Weyerhauser
Boise Cascade
Georgia-Pacific
Louisiana Pacific
Norbord
Beacon Roofing Supply
Huttig
Universal Forest Products
Builders Firstsource
Watsco